111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

September 19, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

Mail Stop 4561

RE:	LDR Holding Corporation
Registration Statement on Form S-1
Amendment No. 1 filed on August 29, 2013
File No. 333-190829

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, LDR Holding Corporation (the “Company”), in response to comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 13, 2013 (the “Staff Letter”) relating to the above-referenced submission (the “Submission”). The Company is concurrently filing an amended registration statement on Form S-1, which incorporates changes made in response to the Staff’s comments (“Amendment No. 2” and, the Submission as so amended by Amendment No. 2, the “Registration Statement”).

For the convenience of the Staff, we have reproduced the Comments in italicized, bold type and followed each Comment with the Company’s response. Except as otherwise specifically indicated, page references correspond to the pages of Amendment No. 2.

Graphics

1.	We note your revisions to the front graphics and the addition of text relating to the locations of your operations. Please remove this text and the map graphic as this information is more appropriate in the summary and business sections.

Response:	The Company has included a revised graphic on the front cover of the prospectus in response to the Staff’s Comment.

Austin Beijing Dallas Houston London New York Research Triangle Park The Woodlands Washington, DC

Securities and Exchange Commission

Re: LDR Holding Corporation

September 19, 2013

Prospectus Summary, page 1

2.	We note your response to prior comment 3. It is unclear why you have removed the reference to the size of the potential market being small in the top of page 3. Please restore such reference.

Response:	The Company has revised the disclosure on page 3 of the Registration Statement in response to the Staff’s Comment.

3.	We note you statement in the spillover paragraph at the top of page 2 that you will be first-to-market. However, you also state that no market for your products currently exists. Given your disclosure that it will take time to develop a market, please tell us whether you are aware of any similar products in your competitor’s product pipelines that may be expected to hit the market in the future to compete with your new products.

Response:	The Company respectfully advises the Staff that, to its knowledge, only one competitive two-level cervical disc replacement device is currently in development. Medtronic Prestige LP (“Prestige”), a Medtronics Spine product, is the only device, other than the Company’s Mobi-C cervical disc replacement product, to have completed patient enrollment of a two-level investigational device exemption study (the “IDE Study”). Since completing patient enrollment of the IDE Study, Medtronic Spine has not made any public announcement on Prestige’s status. Accordingly, the Company has no knowledge of, nor can it predict, if or when Medtronic Spine will offer Prestige for sale in the U.S. cervical disc replacement market. The information that the Company has regarding Prestige is based on market rumors and speculation and, accordingly, the Company believes that inclusion of any information regarding Prestige, including the status of its development, is too speculative to include in the Registration Statement.

Our Competitive Strengths, page 4

4.	Please clarify how your culture is a competitive strength relative to your competitors or remove the fourth bullet of this section. Similarly revise your disclosure at page 106.

Response:	The Company has revised the disclosure on pages 4 and 109 of the Registration Statement in response to the Staff’s Comment.

Securities and Exchange Commission

Re: LDR Holding Corporation

September 19, 2013

The Offering, page 9

5.	We note your new disclosure regarding the use of $17.5 million in net proceeds to satisfy obligations to the holders of your Series C preferred stock. Please clarify the reasons for this payment and the nature of the “obligations” as it appears that upon a public offering this conversion is automatic as described on page F-21.

Response:	The Company has revised the disclosure on page 160 of the Registration Statement in response to the Staff’s Comment. In addition to the revised disclosure in the Registration Statement, the Company advises the Staff that the payments provided for by the Series C Voting Agreement were as a result of negotiations that occurred between the Company and the holders of the Company’s Series C preferred stock as to the value of the consideration to be paid to the holders of Series C preferred stock in connection with their agreement to convert their shares that is described in the Registration Statement.

Following the Company’s receipt of indications regarding valuation from the underwriters, the holders of Series C preferred stock, through their representatives on the Company’s Board of Directors, asked the Company for cash compensation in order to agree to convert their preferred stock to common stock and to relinquish the rights, preferences and privileges associated with those preferred shares, including a liquidation preference. As a result of these negotiations, the holders of Series C preferred stock accepted a payment in an amount equal to 50% of the liquidation preference of the Series C preferred stock.

Unaudited Pro Forma Financial Information, page 65

6.	We note your response to prior comment 5 in our letter dated August 23, 2013. Please include a footnote to reconcile the actual and pro forma shares used to calculate the actual and pro forma loss per common share. Additionally, please quantify the nonrecurring charges or credits which will be included in your income or loss within the 12 months succeeding the transaction. In this regard, we note the charges associated with the beneficial conversion feature, unamortized discount and debt issuance costs of the convertible notes, and the unamortized discount and debt issuance costs of the loan facility.

Response:	In response to the Staff’s comment, the Company has included a reconciliation of the actual and pro forma shares used to calculate the actual and pro forma loss per common share in footnotes (i) and (l) to the Unaudited Pro Forma Consolidated Statements of Comprehensive Loss on page 73 of the Registration Statement. In addition, the Company has revised its disclosures in footnotes (g), (h), (j) and (k) on pages 72 and 73 to quantify the nonrecurring charges that will be included in its income or loss in the next 12 months as a result of the initial public offering (“IPO”).

Securities and Exchange Commission

Re: LDR Holding Corporation

September 19, 2013

7.	We note your response to prior comment 6. Please quantify the amount of the payment to be made to your holders of Series C preferred stock in exchange for their vote and the amount that will be excluded from earnings in your pro forma footnote.

Response:	In response to the Staff’s comment, the Company has revised its disclosures in footnotes (h) and (k) to the Unaudited Pro Forma Consolidated Statements of Comprehensive Loss on pages 72 and 73 of the Registration Statement, respectively.

Consolidated Balance Sheets, page F-3

8.	We note the column “Pro forma June 30, 2013.” Since you are presenting this pro forma information with your audited financial statements, you should include a supplemental discussion of the pro forma information, presented in a manner consistent with Article 11 of Regulation S-X, as part of your Management Discussion and Analysis of Financial Condition and Results of Operations. This discussion should describe the basis of the pro forma information that is being presented, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.

Response:	The Company has revised the disclosure on pages F-3, F-4, F-7 and F-33 of the Registration Statement to remove pro forma financial information in response to the Staff’s Comment.

Note 11 – Stock Options, page F-24

9.	We note your response to prior comment 44 in our letter dated July 2, 2013. Based on this response, we note that you granted an aggregate of 28,000 options at an exercise price of $1.19 per share on July 29, 2013. Additionally, we note from page F-24 that you granted 650,000 options at a weighted average exercise price of $0.96 during the six months ended June 30, 2013. It appears that there is a significant difference between the exercise prices of the stock options granted during fiscal 2013 and the preliminary IPO price range. Please tell us how the anticipated IPO price range and FDA approval during August 2013 impacted your assessment of fair value and why you are not recording any stock compensation expense for the difference in the IPO price range and the fair value of the price per share underlying the options on the date of grant. Refer to Topic 718 of the FASB Accounting Standards Codification.

Response:

In determining the fair value of the Company’s common stock in order to set the exercise price of the options granted in 2013, the Company’s Board of Directors reviewed and considered independent valuation reports of the Company’s common stock, which were performed on a quarterly basis. In each of these valuations, the independent valuation firm utilized a probability-weighted expected return method (“PWERM”), which estimates the fair market value of common stock based on an analysis of future

Securities and Exchange Commission

Re: LDR Holding Corporation

September 19, 2013

values of the Company assuming various future outcomes. The future outcomes utilized in the valuation reports included an initial public offering, merger or sale, continued operation as a private company and liquidation scenarios. The PWERM scenarios for the December 31, 2012, March 31 and June 30, 2013 valuations were as follows:

	December 31, 2012	March 31, 2013	June 30, 2013
Initial public offering	50%	55%	80%
Sale or merger	20%	25%	10%
Private company	30%	20%	10%
Liquidation	0%	0%	0%

In November 2012, the Company received conditional approval from the U.S. Food and Drug Administration (the “FDA”) for two-level applications by its Mobi-C device. At that time, the Company had not received conditional approval for the one-level application of the Mobi-C device and final approval from the FDA for both of these applications had not been received. At the time, the Company did not expect to complete the IPO prior to receiving final approval from the FDA for both one and two-level applications of Mobi-C. Given that approval seemed likely but that the timing of the approval was still unknown, the Company’s probability of completing an IPO in fiscal 2013 was 50% in the PWERM utilized in the December 31, 2012 valuation. In addition, the market for IPOs in general was such that there continued to be some level of uncertainty as whether the Company would be able to consummate an IPO in fiscal 2013, particularly given the ongoing volatility of the public markets.

As the Company progressed in the FDA approval process in the first quarter of 2013, including scheduling inspections and FDA audits of facilities, and began preliminary discussion with investment bankers, the Company believed that the probability of completing an IPO in fiscal 2013 had increased slightly and therefore increased the IPO probability from 50% to 55% in the PWERM utilized in the March 31, 2013 valuation. In the second quarter of 2013, the Company continued to make progress with the FDA in the approval process, which included the completion of FDA inspections and the continuation of providing responses to FDA inquiries. In the same quarter, the Company engaged investment bankers and confidentially filed its initial Submission on June 5, 2013. As such, the probability of completing an IPO in fiscal 2013 was increased from 55% to 80% in the PWERM utilized in the June 30, 2013 valuation. The Company did not believe it was appropriate to increase the probability of the IPO scenario to 100% as of June 30, 2013, as there continued to remain some level of uncertainty regarding the timing of receiving the FDA approval for both the Mobi-C one-level and two-level applications and the impact that these would have on the Company’s ability to successfully consummate an IPO in fiscal 2013. For the options granted on July 29, 2013, the Board of Directors continued to utilize the independent valuation that was performed as of June 30, 2013 due to the fact that neither of the two final approvals from the FDA had been received and the receipt and timing of such remained uncertain.

Securities and Exchange Commission

Re: LDR Holding Corporation

September 19, 2013

In addition to the PWERM analysis correlating the probability of various outcomes to the value of the Company, the Company’s IPO valuation was closely linked to gaining the FDA’s approval of Company’s Mobi-C product for one-level and two-level applications. Once these approvals were received, the value of the Company significantly increased. Without these approvals, the Company’s future revenue potential would likely be negatively impacted and would therefore affect its valuation based upon its potential growth profile. The Company would not have been able to sell Mobi-C in the United States and would not be able to differentiate itself from the rest of the market, particularly from those companies that are much larger than the Company. The Company believes that obtaining these approvals significantly increased the value of the Company by increasing the probability of the Company to obtaining higher revenues, which will allow the Company to obtain the resources required to execute its overall strategy.

In response to the Staff’s comment, the Company has computed the additional stock compensation expense for the difference between the fair value of 96,294 options (on a post-split basis) granted during the six months ended June 30, 2013 using the mid-point of the IPO price range and the fair value of the Company’s common stock that was used in setting the exercise price of the options granted. The difference between the stock compensation expense recognized during the six months ended June 30, 2013 and the amount that would have been recognized if the Company used the mid-point of the IPO price range as the fair value of the Company’s common stock on the date of grant is approximately $84,000. The Company has concluded that this difference is immaterial and therefore has not recorded the additional stock compensation expense in the six months ended June 30, 2013.

Subsequent to receiving the FDA’s final approval of Mobi-C for both the one-level and two-level applications in August 2013, the Company respectfully advises the Staff that it has granted an additional 296,292 options (on a post-split basis), each of which will have an exercise price equal to the price per share at which the Company’s common stock is sold in the IPO.

10.	We note from your response dated August 27, 2013 that you intend to complete a reverse stock split of your outstanding common stock prior to the effectiveness of your initial public offering. Please explain to us how you considered the guidance in paragraph 260-10-55-12 of the FASB Accounting Standards Codifications related to this reverse stock-split.

Response:	In accordance with the guidance in paragraph 260-10-55-12 of the FASB Accounting Standards Codification, all common stock share and per-share amounts for all periods presented in the Registration Statement have been adjusted retroactively to reflect the reverse stock split. The Company has added footnote 1(c) on page F-7 to disclose the reverse stock split that will occur prior to the IPO.

Securities and Exchange Commission

Re: LDR Holding Corporation

September 19, 2013

11.	Further to the above, please explain to us how your independent auditors considered referencing and dual-dating its audit opinion on page F-2 related to the aforementioned stock split that will occur prior to the initial public offering.

Response:	The Company has revised the disclosure on page F-2 of the Registration Statement to include a dual date and a reference to note 1(c) that discloses the reverse stock split that will occur prior to the initial public offering in response to the Staff’s Comment.

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Securities and Exchange Commission

Re: LDR Holding Corporation

September 19, 2013

Please refer any questions to the undersigned at (512) 320-9266.

Respectfully submitted,

Andrews Kurth LLP

/s/ Ted Gilman
Ted Gilman